Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following list sets forth the direct and indirect subsidiaries of the registrant as of March 15, 2004 and their respective jurisdictions of incorporation or organization:

SUBSIDIARY	JURISDICTION
Vert Tech LLC	Delaware
Verticalnet Africa Pty Ltd.	South Africa
Verticalnet Ltd	Israel
VNI Holdings Inc.	Delaware
Verticalnet Solutions Ltd.	England and Wales
Verticalnet International LLC.	Delaware
Verticalnet Europe B.V.	Amsterdam, Netherlands
BT Fifty Five	England and Wales
Verticalnet Ltd.	England and Wales
Verticalnet Europe Ltd.	England and Wales
Verticalnet UK Employees Ltd.	England and Wales
Atlas Commerce, Inc.	Delaware
Verticalnet Software, Inc.	Delaware
Atlas Commerce Ltd.	England and Wales
Tigris I Corp.	Delaware